Filed by Peugeot S.A.
 Pursuant to Rule 425 under the Securities Act of 1933
 Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

Peugeot S.A. posted a copy of the following document on its website on December 14, 2020.

NOTICE OF MEETING BROCHURE EXTRAORDINARY  GENERAL MEETING Monday, 4 January 2021 at 11:00 am Vélizy Technical Centre  Route de Gisy 78140 Vélizy-Villacoublay  France GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021

CONTENTS MESSAGE OF THE CHAIRMAN OF THE MANAGING BOARD 3 HOW DO I PARTICIPATE IN THE SHAREHOLDERS’ GENERAL MEETING? 4 AGENDA OF THE EXTRAORDINARY GENERAL MEETING  OF 4 JANUARY 2021 9 PRESENTATION OF THE RESOLUTIONS 9 TEXT OF THE PROPOSED RESOLUTIONS 12 REQUEST FOR DOCUMENTS AND INFORMATION 15 If you need further information about the Company or about how to participate in the Shareholders’ Meeting, please contact the SHAREHOLDER RELATIONS Department: BY TELEPHONE Toll-free number in France 0800 424 091  (free from a land line) BY POST Groupe PSA Financial Communications 2 boulevard de l’Europe - 78300 POISSY – France BY EMAIL communication-financiere@mpsa.com 2 GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021

Message of the ChairMan of the Managing Board MESSAGE OF THE CHAIRMAN  OF THE MANAGING BOARD Dear fellow Shareholder,  The merger process between Groupe PSA and Fiat Chrysler Automobiles N.V.  (“FCA”) announced on December 18, 2019 is progressing in accordance with the set  schedule and we are pleased to invite you to an Extraordinary General Meeting on  Monday January 4, 2021 at 11 a.m. in order to submit to your vote a certain number  of resolutions that will enable the implementation of Stellantis, the world’s fourth  largest automaker by volume. Stellantis aims to become a key player in the industry, with the management and  resources that will allow it to seize all the opportunities of the new era of sustainable  mobility that is coming. Thanks to its financial strength and the talents of its teams, Stellantis will be uniquely  placed to offer safe, clean and affordable solutions to ensure freedom of movement  anywhere in the world, both in a rapidly expanding urban environment and in rural  areas. The efficiency gains linked to the increased size and the know-how of the two groups  will enable the future entity to offer the best products, technologies and services  to all its customers, but also to face with agility the challenges of transformation  of the automotive sector. We are more than ever convinced of the merits of this merger and of its potential  to create value, in an increasingly demanding competitive environment. This is the reason why, during this Extraordinary General Meeting, you will be asked  to approve the merger project and to vote in favor of the removal of the double  voting rights for the reasons which are explained to you on pages 9 to 11. In the context of the Covid-19 epidemic and in accordance with the measures taken  by the Government to combat the spread of this virus, this Extraordinary General  Meeting chaired by Louis Gallois, will take place behind closed doors, without the  physical presence of the shareholders. Technical means will be deployed to ensure its live broadcast on our website. I hope that you can fully participate in this historic moment for the Group through  the resolutions that will be submitted to your vote. Various means will be made  available to you to express your choice by correspondence (by mail or via the  Internet) or by power of attorney granted to the Chairman of the Meeting or to any  other person of your choice. You will find all the useful information on the following  pages, including the deadlines not to be exceeded for your vote to be taken into  account and for your question to be asked in written form. Please accept, Madam, Sir, dear shareholder, the assurance of my highest  consideration. Carlos tavares Chairman of the Managing Board GROUPE PSA -  NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021 3

HOW DO I PARTICIPATE IN THE SHAREHOLDERS’ GENERAL MEETING? WHO CAN PARTICIPATE IN THE SHAREHOLDERS’  GENERAL MEETING? In the context of the Covid-19 epidemic and in accordance with the measures taken by the Government to combat the spread of this  virus, in particular Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020,  the General Meeting will be held without physical presence of shareholders. Therefore, you will not be able to physically attend the  General Meeting and no admission card will be issued. You will therefore have to vote by post, by proxy, or online. The prerequisites are: own Peugeot S.A. shares (no minimum requirement); provide proof of your status as a shareholder, in accordance with Article R. 225-85 of the French Commercial Code, as of two trading  days before the meeting, namely, at midnight, Paris time, on Wednesday 30 December 2020. In the absence of publication on the date of printing of this brochure of the decree specifying some of the terms of application of  Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020, the terms of  participation of shareholders in the General Meeting are likely to change, in particular with regard to the methods of processing mandates  given to third parties. Shareholders are therefore invited to regularly consult the “General Meeting” section of the  “www.groupe-psa.com/fr/” website. IT WILL BE EASIER FOR YOU TO PARTICIPATE  IN THE SHAREHOLDERS’ GENERAL MEETING  IF YOUR SHARES ARE REGISTERED You do not need to lock up your shares to participate in the Shareholders’ General Meeting IF YOUR SHARES ARE REGISTERED (directly registered account or administered registered account) Your status as shareholder stems from the registration of your  shares in the registered share ledger kept by Peugeot S.A.  You therefore do not need to take any action to provide this  proof. IF YOUR SHARES ARE BEARER SHARES (securities account or French PEA stock savings plan held by  a bank, a financial intermediary) Your status as shareholder is evidenced by the “shareholding  certificate” issued by the bank or financial intermediary managing  your securities account. It states that you are indeed a shareholder  two trading days before the Shareholders’ General Meeting. Your bank or your financial intermediary will prepare this certificate  and attach it to your voting/proxy form, when sending your form  to Société Générale – Service des Assemblées, CS 30812 – 44308  Nantes Cedex 3. In the event of the sale of some or all of your shares after you have  taken all the necessary steps to participate in the Shareholders’  General Meeting, it is up to your bank or financial intermediary  to cancel your participation in the Shareholders’ General Meeting. 4 GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021

HOW DO I PARTICIPATE IN THE SHAREHOLDERS’ GENERAL MEETING? How do I submit written questions? Shareholders who want to submit written questions to the Chairman of the Managing Board must send them at the latest by the fourth  business day prior to the Shareholders’ General Meeting, not later than 28 December 2020 and preferably by email: BY REGISTERED LETTER WITH  ACKNOWLEDGEMENT OF RECEIPT: GROUPE PSA Financial Communications  Mr. Andrea Bandinelli 2 boulevard de l’Europe  78300 Poissy - France BY EMAIL Your request must be accompanied by a stock transfer  certificate. The answers to the written questions may be published  directly on the Company’s website. www.groupe-psa.com/  en/finance/individual.shareholders/general-meeting/  How do I submit items or proposed resolutions for inclusion  on the agenda? Shareholders satisfying the legal and regulatory conditions may  submit items or proposed resolutions for inclusion on the agenda. Requests from shareholders for the inclusion of items or draft  resolutions on the agenda must be sent to the Company’s  registered office by registered letter with acknowledgement of  receipt addressed to the Chairman of the Managing Board or preferably by email to communication-financiere@mpsa.com  beginning on the date of publication of the meeting notice  and must reach the Company no later than twenty-five days prior  to the Shareholders’ General Meeting, not later than  10 December 2020. Requests from shareholders must be accompanied by the legally  required documents. The draft resolutions submitted, along with  the list of items added to the agenda, including any by  shareholders, will be published on the Company’s website www.groupe-psa.com/en/finance/individual.shareholders/ general-meeting/ GROUPE PSA -  NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021 5

HOW DO I PARTICIPATE IN THE SHAREHOLDERS’ GENERAL MEETING? HOW DO I VOTE? If you would like to attend the Shareholders’ General Meeting In the context of the Covid-19 epidemic and in accordance with the Therefore, you will not be able to physically attend the  measures taken by the Government to combat the spread Extraordinary General Meeting and no admission card will be  of this virus, in particular Ordinance No. 2020-1497 of 2 December issued. 2020 extending and modifying Ordinance No. 2020-321 of 25  March 2020, the Extraordinary General Meeting will be held  without physical presence of shareholders. If you would like to vote by post or be represented To vote, you have three options: VOTE BY POST Tick box 1 on the form. Indicate your vote. Date and sign the bottom of the form. If you want to vote “against” a resolution or “abstain”, shade the  box corresponding to the number of the resolution in question.  Do not shade any box corresponding to a resolution for which you  wish to vote in favour. APPOINT YOUR SPOUSE, CIVIL PARTNER,  ANOTHER SHAREHOLDER OR ANY OTHER  INDIVIDUAL OR LEGAL ENTITY OF YOUR CHOICE TO ACT AS PROXY HOLDER Tick box 3 on the form. Indicate the identity (first name, surname) and address of  the person who will represent you. Date and sign the bottom of the form. Shareholders who have chosen to be represented by a proxy  of their choice must notify this designation, and may also revoke it: by post, using the voting form sent, either directly for registered  shareholders (by means of the T envelope attached to the  invitation), or by the custodian of the securities account for  bearer shareholders and received by Société Générale Securities  Services, Service des Assemblées Générales, CS 30812, 44 308  Nantes Cedex ; electronically, by logging in, for registered shareholders on the  site www.sharinbox.societegenerale.com, and for bearer  shareholders on the Internet portal of their securities account holder to access the VOTACCESS site, in the manner described  in the section “If you wish to vote by Internet”. In the absence of publication on the date of printing of this  brochure of the decree specifying some of the terms of application  of Ordinance N° 2020-1497 of 2 December 2020 extending and  modifying Ordinance N° 2020-321 of 25 March 2020, the deadline  for taking into account mandates given to third parties will be  specified later. APPOINT THE CHAIRMAN OF THE  SHAREHOLDERS’ GENERAL MEETING  AS PROXY HOLDER (THE CHAIRMAN  OF THE SUPERVISORY BOARD) OR DO NOT SPECIFY A PROXY HOLDER Tick box 2 on the form. Date and sign the bottom of the form. It should be noted that if a shareholder does not specify  a particular proxy holder, the Chairman of the Shareholders’  General Meeting will vote in favour of the draft resolutions put  forward or approved by the Managing Board and against all other  draft resolutions. FOR REGISTERED SHARES: send your request directly using the prepaid envelope included with the invitation. FOR BEARER SHARES: send your form to your bank or financial intermediary managing your securities account, who will attach the shareholding certificate  before forwarding them to Société Générale – Service des Assemblées, CS 30812 – 44308 Nantes Cedex 3, France. YOU ARE A PROXY HOLDER: The terms for taking account of mandates by the Company cannot be specified at this stage in the absence of publication on  the date of printing of the present brochure of the decree specifying some of the terms of application of Ordinance No 2020-1497  of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020. 6 GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021

HOW DO I PARTICIPATE IN THE SHAREHOLDERS’ GENERAL MEETING?  Prior to the Shareholders’ General Meeting, Groupe PSA provides  shareholders with a dedicated website they can use to vote on the  draft resolutions, in the following manner: FOR REGISTERED SHARES: log on to the voting website via the registered share management website: Sharinbox www.sharinbox.societegenerale.com, using the  usual access codes: access code: this can be found at the top of your statement and  is included as the 5th piece of information in the “reserved  section” of the postal voting form or proxy form (box 4); password: it was sent to you when you signed up with Société  Générale Securities Services. If you have lost or forgotten your  password, please go to the website’s homepage and click on  “Get your codes”. Then click on the name of the Groupe PSA Shareholders’ Meeting  under “Ongoing events” on the homepage and select the event.  Follow the instructions and click “Vote” in the “Your voting rights”  section to access the voting website. This secure website which is dedicated to early voting for  the Shareholders’ General Meeting, will be accessible  from 9am, Wednesday 16 December 2020, to 3pm, Saturday  2 January 2021, Paris time. Shareholders are advised not to wait until the last few days to vote,  in order to avoid Internet bottlenecks resulting in the universal  electronic form’s not being included. FOR BEARER SHARES: bearer shareholders wishing to vote online prior to the  Shareholders’ General Meeting should log on with their usual  access codes via the portal provided by their banking institution to  manage their assets. To access the VOTACCESS website and vote,  simply click on the icon on the line corresponding to your Peugeot  shares. Only bearer shareholders that the establishment holding the  account has added to the VOTACCESS system can log on.  The VOTACCESS website is accessible from 9am, Wednesday  16 December 2020, to 3pm, Saturday 2 January 2021, Paris time. Groupe PSA – Extraordinary general meeting on january 4, 2021 log out online help english give proxy to the chairman vote on the resolutions give proxy to a mentioned person consult the documentation anser further questions balance by associated isin codes extraordinary general meeting on january 4, 2021 at 11:00 am cet a huis clos / behind closed doors centre technique de velizy – route de gisy 78140 velizy-villacoublay electronic vote deadline the 01/02/2021 at 03:00 pm cet your balance 100 bearer securities / shares 100 voting rights of which 0 exercised voting rights account owner details preview test 66 rue vilette 69003 lyon  Terms and conditions governing the vote GROUPE PSA -  NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 20217

HOW DO I PARTICIPATE IN THE SHAREHOLDERS’ GENERAL MEETING? HOW DO I FILL OUT THE FORM? You can choose from the following options: A. The General Assembly will be held  without the physical presence of  the shareholder or any other person  authorized to attend - no admission  card will be issued B. You want to vote by mail or by proxy: Complete one of the three boxes 1, 2 or  3 below. Your shares are in bearer form: Send the form to your bank or  broker, who will forward it with your  certificate of ownership. You want to vote by mail: Tick here and follow the instructions.  Do not forget to shade in the boxes  for the miscellaneous amendments  and resolutions. You want to give  proxy to the Chairman: Tick here. You want to give proxy to  someone: Tick here and fill in the person’s  name. REGARDLESS OF YOUR  CHOICE, DATE AND  SIGN THE FORM HERE. Make sure your name  (last name first) and  address are correctly  indicated; if not, please  add them here. Access code  Directly registered (Sharinbox) 8 GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021

AGENDA OF THE EXTRAORDINARY  GENERAL MEETING OF 4 JANUARY 2021 1. Review and approval of the contemplated cross-border merger by way of absorption of the Company with and into Fiat Chrysler  Automobiles N.V.; 2. Removal of the double voting rights; and 3. Powers for formalities. PRESENTATION OF THE RESOLUTIONS PSA and Fiat Chrysler Automobiles N.V. (“FCA” and together with  PSA, the “Merging Companies”) announced on 18 December 2019  their intention to build a new world leader in the automotive sector  that would have the leadership, resources and scale to be at the  forefront of a new era of sustainable mobility. On 17 December 2019, the Company and FCA, entered into a  combination agreement, which was subsequently amended on  14 September 2020 (as amended, the “Combination Agreement”),  to effect a strategic combination of their businesses. The reasons for the Merging Companies to merge, as well as the  legal and economic aspects and the terms and conditions of the  Merger, are further described in the Report of the Managing Board  to the Extraordinary General Meeting. This report is made available  to the shareholders of the Company at the registered office of the  Company, Centre Technique de Vélizy, Route de Gisy,  78140 Vélizy-Villacoublay and on the Company’s website  (https://www.groupe-psa.com/fr/). Overview The purpose of the first resolution is to submit to the approval of  the Extraordinary General Meeting of January 4, 2021,  the contemplated combination between the Company and FCA. It is intended that the combination will be achieved by means of a  cross-border legal merger pursuant to the provisions of the  Directive 2017/1132/EU of the European Parliament and of the  Council of 14 June 2017 relating to certain aspects of company law  transposed into Dutch law in Part 7, Sections 2, 3 and 3A of Book 2  of the Dutch Civil Code and into French law under  articles L. 236-25 et seq. and R. 236-13 et seq. of the French  Commercial (the “Merger”). On 27 October 2020, the Company and FCA entered into  the common draft terms of the Cross-Border Merger  (the “Cross-Border Merger Terms”). Upon completion of the Merger, FCA shall acquire all assets,  liabilities and legal relationships of the Company by universal  succession of title and the Company shall cease to exist Subject to the terms and conditions of the Cross-Border Merger  Terms, the Merger will be effective at 00:00 am Central European  Time on the first day after the date on which a Dutch civil law  notary executes a notarial deed of cross-border merger with  respect to the Merger in accordance with applicable Dutch and  French law (the “Effective Time”). On the day immediately following completion of the Merger,  FCA will be renamed Stellantis N.V. (“Stellantis”). GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021 9

PRESENTATION OF THE RESOLUTIONS Exchange Ratio Each ordinary share of the Company with a nominal value of €1.00, share will be allotted and issued in respect of PSA Ordinary Shares  (the “PSA Ordinary Shares”) (other than the Excluded PSA Shares, which, at the Effective Time of the Merger, are held in treasury  as defined below) will be exchanged for 1.742 common shares of by the Company or by FCA (the “PSA Excluded Shares”). FCA (the “Exchange Ratio”) each with a nominal value of €0.01 per share (the “FCA Common Shares”). Pursuant to Article L. 236-3, II, of the French Commercial Code andShares.  pursuant to the terms of the Cross-Border Merger Terms, no FCA The Exchange Ratio is fixed and will not be adjusted for changes in  the market value of FCA Common Shares or the PSA Ordinary Designation and value of the transferred assets and liabilities At the Effective Time, all of the assets and liabilities of the  Company (without limitation) will be legally transferred to FCA  and allocated to the French permanent establishment of FCA  established on 11 December 2019. The description of the assets and liabilities to be legally transferred  to FCA as a result of the Merger is included in the Cross-Border  Merger Terms for information purposes only and based solely on the  Company’s accounts. The description is not exhaustive as the Merger  will result in a transfer by universal succession of title to all the  assets and liabilities of the Company to FCA as of the Effective Time. On the basis of a simplified balance sheet of the Company as at  30 June 2020 (the “Provisional Accounts”), the provisional book  value of the transferred assets amounts to €24,826 million and the  provisional  book  value  of  the  transferred  liabilities  amounts to €5,242 million. The total definitive value of the transferred assets, liabilities and net  assets will be determined on the basis of the Company’s statutory  accounts as at 31 December 2020. Given that the exact amount of the definitive value of the  Company’s net asset will only be known after the Effective Time  and in the absence of any guarantee as to the definitive value of  the Company’s net asset legally transferred to FCA, the provisional  net asset value retained for the purpose of the Merger will be equal  to the net asset value based on the Provisional Accounts  (i.e. €19,584 million) to which a 10% discount will be applied.  Therefore the provisional net asset value retained for the purpose  of the Merger will be equal to €17,625.76 million. Merger appraiser In accordance with Article L. 236-10 of the French Commercial  Code, Mr. Olivier Péronnet, whose office is located at 14 rue de  Bassano, 75116 Paris, has been appointed, upon the request of the  Company, pursuant to a ruling issued by the President of the  Commercial Court of Nanterre on 11 February 2020, for the  purposes of preparing a report on the fairness of the Exchange  Ratio and a report assessing the value of the net asset transferred  by the Company to FCA as a result of the Merger. These reports made available to the shareholders of the Company  at the registered office of the Company, Centre Technique de  Vélizy, Route de Gisy, 78140 Vélizy-Villacoublay and on the Company’s website (https://www.groupe-psa.com/fr/). Conditions precedent – Effective Date The completion of the Merger is subject to the prior satisfaction or,  to the extent permitted by applicable law, the waiver in whole or in  part, of the conditions precedent set forth in the Cross-Border  Merger Terms (the “Conditions Precedent”). Such Conditions  Precedent notably include: a) the approval of the Merger and of the removal of the double  voting rights attached to certain PSA Ordinary Shares by the  extraordinary general meeting of PSA’s shareholders with a  two-thirds majority of the votes cast by the shareholders  present or represented at such meeting, provided that at least  25 percent of the PSA Ordinary Shares carrying voting rights  are present or represented at such meeting; b) the approval of the Merger and of the removal of the double  voting rights by the special meeting of the Company’s  shareholders entitled to double voting rights (the “Special  Meeting”) with a two-third majority of the votes cast by the shareholders entitled to double voting rights present ore  represented at such meeting, provided that at least one-third of  the PSA Ordinary Shares carrying double voting rights are  present or represented at such meeting; c) the approval of the Merger and of the other transactions  contemplated in the Cross-Border Merger Terms (including the  appointment of the new members of the FCA Board of Directors  and the amendment to the FCA’s articles of association) by an  extraordinary general meeting of FCA’s shareholders; d) the FCA Common Shares (including the common shares of FCA  to be allotted to the holders of PSA Ordinary Shares in  connection with the Merger) shall have been authorized for  listing on Euronext Paris, the New York Stock Exchange and the  Mercato Telematico Azionario (“MTA”) organized and managed  by Borsa Italiana S.p.A; 10 GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021

PRESENTATION OF THE RESOLUTIONS e) the registration statement on Form F-4 prepared in connection  with the FCA common shares to be issued in the Merger shall  have been declared effective by the U.S. Securities Exchange  Commission and shall not be the subject of any stop order  suspending the effectiveness of such registration statement; f) all necessary consents of the Netherlands authority for the  financial markets with respect to the prospectus prepared in  connection with the application for the listing and admission to  trading (i) on the MTA of the FCA Common Shares and (ii) on  Euronext Paris of the FCA common shares (including the FCA  common shares to be issued in the Merger), shall have been  obtained; g) antitrust approvals and the clearance from the European  Central Bank shall have been obtained; h) the pre-merger certificate (attestation de conformité) shall have  been issued by the clerk of the Commercial Court of Versailles  pursuant to Articles L. 236-29 and R. 236-17 of the French  Commercial Code; i) no opposition shall have been validly filed by creditors of FCA  or any opposition shall have been withdrawn, resolved or lifted  by an enforceable court order by the relevant court of the  Netherlands; j) no material adverse effect shall have occurred with respect to  the Company or FCA prior to the Effective Time which  continues to exist as of such date, provided that this condition  may be waived in writing only by FCA in the event of a material  adverse effect with respect to the Company and only by the  Company in the event of a material adverse effect with respect  to FCA. Support of the Reference shareholders Each of the reference shareholders of the Company – Each Reference Shareholder has undertaken pursuant to its Letter  Établissements Peugeot Frères and FFP (“EPF/FFP”), Bpifrance Agreement to, among other things, vote (or cause to be voted)  Participations and Lions Participations (“BPI”), Dongfeng Motor all PSA Ordinary Shares owned or controlled by it or as to which it  Group Company Ltd. (“DFG”) and Dongfeng Motor (Hong-Kong) has the power to vote in favor of any decision in furtherance of the  International Co Ltd. (“DMHK”, and, together with DFG, approval of the transactions contemplated by the Combination  “Dongfeng”, and together with EPF/FFP and BPI, the “Reference Agreement. Shareholders”) have entered into a letter agreement with the  Company (the “Letter Agreement”). Consequences of the Merger for the shareholders At the Effective Time, by virtue of the Merger and without any  action on the part of any holder of PSA Ordinary Shares, FCA will  issue for each outstanding PSA Ordinary Share (other than the PSA  Excluded Shares) 1.742 FCA Common Shares (the “New FCA  Common Shares”). The PSA Ordinary Shares will no longer be outstanding and  automatically cease to exist. The common shares of FCA, to be renamed Stellantis after the  Merger, will be admitted to trading on the NYSE, Euronext Paris  and the MTA. The shareholders of the Company will be entitled to share in the  profits of FCA, commencing on the day of the Effective Time.  The New FCA Common Shares allotted pursuant to the Merger will  rank pari passu in all respects with all other FCA Common Shares  issued and outstanding at the Effective Time. No fractional FCA Common Shares shall be issued and allotted to  the PSA’s shareholders. Any fractional entitlements in connection  with the Cross-Merger will be settled in accordance with the  procedure set forth in the Cross-Border Merger Terms which is  described in the Report of the Managing Board. The completion of the Merger will entail a cancellation of the  double voting rights attached to the shares of the Company  continuously held in registered form by the same shareholders for  a minimum of two years pursuant to article 11 of the bylaws of the  Company. In accordance with Article L. 225-99 of the French  Commercial Code, the cancellation of the double voting rights,  to be definitive, requires the approval of the Special Meeting  of shareholders benefiting from double voting rights.  The Shareholders are invited pursuant to the Second Resolution  below to approve the removal of the double voting rights. Removal of the Double Voting Rights In the second resolution, the Shareholders are invited to approve  the proposed removal of the double voting rights attached to the  shares of the Company held continuously by the same shareholders  for at least two years pursuant to article 11 of the bylaws of the  Company (the “Double Voting Rights”), for the purposes and  subject to the completion of the Cross-Border Merger. Pursuant to Article L. 225-99 of the French Commercial Code, the  cancellation of the Double Voting Rights, to be definitive,  also requires the approval of the Special Meeting of shareholders  benefiting from Double Voting Rights. The approval of the removal of the Double Voting Rights by the  Extraordinary General Meeting and the Special Meeting is a condition  precedent of the Merger under the Cross-Border Merger Terms. The removal of the Double Voting Rights would only be effective  as of the completion date of the Merger. There will be no amendment to the bylaws of the Company as a  result of this resolution, the Company being dissolved as of right at  the completion date of the Merger due to the Merger. Following completion of the Merger, there will be no carryover of  the existing double voting rights pursuant to the existing FCA  loyalty voting structure. However, Stellantis will adopt a loyalty voting structure pursuant to  which shareholders of Stellantis may at any time elect to  participate in the loyalty voting structure by requesting that  Stellantis registers all or some of their common shares of Stellantis  in the loyalty register of Stellantis shareholders’ register. If the common shares have been registered in the loyalty register for  an uninterrupted period of three years in the name of the same  shareholder, such shareholder will be entitled to receive an additional  vote for each of the common shares registered in the loyalty register. GROUPE PSA -  NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021 11

TEXT OF THE PROPOSED RESOLUTIONS FIRST RESOLUTION Review and approval of the contemplated  cross-border merger by way of absorption  of the Company with and into Fiat Chrysler  Automobiles N.V. The General Meeting, deliberating in accordance with the quorum  and majority requirements applicable to extraordinary general  meetings of shareholders, after considering: the report of the Managing Board of the Company prepared  pursuant to Articles L. 236-27 and R. 236-16 of the French  Commercial Code, to which the opinion of the works council  (Comité Social et Economique) of the Company dated  November 8, 2019 is appended; the reports relating to the terms and conditions of the  contemplated cross-border merger by absorption of the  Company with and into Fiat Chrysler Automobiles N.V., a public  limited liability company (naamloze vennootschap), incorporated  under the laws of the Netherlands, with corporate seat in  Amsterdam, the Netherlands, and address at 25 St. James’s  Street, SW1A 1HA, London, United Kingdom, registered with the  Dutch trade register under number: 60372958 (“FCA”)  (the “Cross-Border Merger”) and to the valuation of the  contributions, prepared by Olivier Péronnet, from Finexsi,  appointed by an order of the President of the Nanterre  Commercial Court issued on February 11, 2020 pursuant to  Articles L. 236-10 and L. 225-147 of the French Commercial Code; the combination agreement entered into on December 17, 2019  between the Company and FCA as amended on  14 September 2020 (the “Combination Agreement”); the common draft terms of the Cross-Border Merger (including  their schedules, the “Cross-Border Merger Terms”) entered into  on October 27, 2020 between the Company and FCA; the prospectus relating to the application for listing and  admission to trading (i) on the Mercato Telematico Azionario of  the FCA common shares to be issued in the Cross-Border  Merger, and (ii) on Euronext Paris of the FCA common shares,  including the FCA common shares to be issued in the  Cross-Border Merger, approved by the Netherlands authority for  the financial markets (Autoriteit Financiële Markten) on  November 20, 2020 and a French translation of the summary of  such prospectus; the annual financial statements of the Company relating to the  financial years ended on December 31, 2019, December 31, 2018  and December 31, 2017 approved by the general meetings of the  Company and certified by the statutory auditors of the  Company; the management reports relating to the financial years ended on  December 31, 2019, December 31, 2018 and December 31, 2017 of  the Company; the 2020 half-yearly financial report of the Company including  the consolidated half-year financial statements of the Company  as at June 30, 2020, having been subject to a limited review by  the statutory auditors of the Company; the 2020 half-yearly financial report of FCA including the  unaudited condensed consolidated financial statements of FCA  as of and for the three and six months ended June 30, 2020; and the resolutions submitted today to the Special Meeting of  shareholders benefiting from double voting rights; 1. Approves, subject to the condition precedent of the approval  by this General Meeting of the second resolution below: the Cross-Border Merger pursuant to the terms and conditions  of the Cross-Border Merger Terms; the Cross-Border Merger Terms as a whole, under which it is agreed  that subject to the prior satisfaction of the conditions precedent set  forth in Article 13 of the Cross-Border Merger Terms, or, to the extent  permitted by the Cross-Border Merger Terms or by applicable law,  the waiver in whole or in part of said conditions precedent, the  Company will transfer to FCA all its assets and liabilities by way of a  merger by absorption of the Company with and into FCA; the universal transfer of all of the Company’s assets and liabilities  (transmission universelle de patrimoine) to FCA as a result of the  Cross-Border Merger; the setting of the effective time of the Cross-Border Merger at  00:00 a.m. Central European Time after the day on which a  Dutch civil law notary executes the Dutch notarial deed to effect  the Cross-Border Merger (the “Effective Time”) in accordance  with the terms of the Cross-Border Merger Terms and subject to  the prior satisfaction of the conditions precedent set forth in  Article 13 of the Cross-Border Merger Terms or, to the extent  permitted by the Cross-Border Merger Terms or by applicable  law, the waiver in whole or in part, of said conditions precedent; the setting of the date of the Cross-Border Merger’s retroactive  effect, agreed between the Company and FCA, as from the first  day of the calendar year during which the Effective Time occurs; the provisional book value of the assets contributed by the Company  amounting to €24,826 million and of the liabilities transferred by the  Company amounting to €5,242 million, i.e. a provisional book value of  the Company’s net asset amounting to €17,625.76 million, after  having applied a 10% discount, in each case determined on the basis  of a simplified balance sheet of the Company as at June 30, 2020  prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code  with application of IFRS accounting principles; and the merger consideration in exchange for the contribution  pursuant to the Cross-Border Merger according to which each  ordinary share of the Company, with a nominal value of €1.00,  (the “PSA Ordinary Shares”) (other than the Excluded PSA  Shares, as defined below) outstanding immediately prior to the  date and time determined in the relevant Euronext notice  (the “Merger Record Time”) shall be exchanged for  1.742 common shares of FCA (the “Exchange Ratio”), each with  a nominal value of €0.01 per share (the “FCA Common Shares”). 12 GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021

TEXT OF THE PROPOSED RESOLUTIONS 2. Acknowledges that, subject to the conditions precedent set  forth in Article 13 of the Cross-Border Merger Terms or, to the  extent permitted by the Cross-Border Merger Terms or by  applicable law, the waiver in whole or in part, of said conditions  precedent: pursuant to Article L. 236-3(II) of the French Commercial Code  and pursuant to the terms of the Cross-Border Merger Terms,  no FCA share will be allotted and issued in respect of PSA  Ordinary Shares which, at the Effective Time of the Cross-Border  Merger, are held in treasury by the Company or by FCA or are  otherwise referred to in Article L. 236-3(II) of the French  Commercial Code (the “Excluded PSA Shares”); the definitive value of the transferred assets and liabilities of the  Company and the Company’s net asset will be determined by  the surviving entity based on the individual financial statements  of the Company on the first day of the calendar year during  which the Effective Time occurs and after adjustments to be  made in accordance with Part 9 of Book 2 of the Dutch Civil  Code with application of IFRS accounting principles; FCA will increase its share capital in exchange for the  contribution pursuant to the Cross-Border Merger by issuing and  allotting, at the Merger Record Time, for each issued and  outstanding PSA Ordinary Share (excluding the Excluded PSA  Shares) 1.742 FCA Common Shares, provided that no fractional  FCA Common Shares shall be issued and allotted and any  fractional entitlements in connection with the Cross-Border  Merger will be settled as determined pursuant to Article 6.1 of  the Cross-Border Merger Terms; the new FCA Common Shares issued as part of the Cross-Border  Merger, and represented by the Book-Entry Positions, shall be  issued and allotted to Cede & Co, as nominee for The Depository  Trust Company (“DTC”), for inclusion in the centralized  depositary and clearing systems of DTC and Euroclear France,  and ultimately, directly or indirectly, on behalf and for the benefit  of the former holders of PSA Ordinary Shares; it being specified  that the book-entry positions previously representing PSA  Ordinary Shares (other than Excluded PSA Shares, if any),  which include all PSA Ordinary Shares (other than Excluded PSA  Shares, if any) held in (i) pure registered form (nominatif pur), (ii)  administered registered form (nominatif administré), and (iii)  bearer form (au porteur) shall following the implementation of  the Cross-Border Merger be exchanged for book-entry positions  representing FCA Common Shares issued and allotted in  accordance with the Exchange Ratio (the “Book-Entry  Positions”); the new FCA Common Shares allotted pursuant to the  Cross-Border Merger will be ranked pari passu in all respects  with all other FCA Common Shares issued and outstanding at  the Merger Record Time, and no special rights or restrictions will  apply to any of the new FCA Common Shares; the new FCA Common Shares will be fully paid-up and free of  any encumbrances; they will be admitted to trading on (i) the  regulated markets of Euronext Paris and the MTA, and (ii) the  NYSE; FCA will assume, at the Effective Time, all rights and obligations  of the Company, and in particular: all obligations resulting from the undertakings of the Company  towards the beneficiaries of performance shares of the  Company outstanding at the Effective Time, it being specified  that, in accordance with the terms of the Cross-Border Merger  Terms, each outstanding equity incentive award with respect  to PSA Ordinary Shares that is subject to performance  conditions, vesting or other restrictions under the  performance shares plans of the Company will be  automatically converted at the Effective Time into a restricted  share unit award with respect to a number of FCA Common Shares equal to the product of the number of PSA Ordinary  Shares underlying such equity incentive award and the  Exchange Ratio (for purposes of determining the number of  PSA Ordinary Shares underlying an equity incentive award,  performance conditions will be deemed satisfied at a level that  is to be determined by the Company prior to the Effective  Time, and the number of FCA Common Shares to be received  by each holder will be rounded down to the nearest whole  number without any cash compensation paid or due to such  holder), all obligations resulting from the undertakings of the Company  toward the holders of the outstanding equity warrants issued  by the Company (the “PSA Equity Warrants”), in accordance  with the terms of the Cross-Border Merger Terms, except to  the extent the PSA Equity Warrants have been cancelled prior  to the Effective Time, it being specified that each PSA Equity  Warrant will cease to represent an equity warrant giving  entitlement to subscribe PSA Ordinary Shares and will be  automatically converted into one (1) equity warrant giving  entitlement to subscribe a number of FCA Common Shares  equal to the exercise ratio of the PSA Equity Warrant in effect  immediately prior to the Effective Time, multiplied by the  Exchange Ratio (a “FCA Equity Warrant”), at an exercise  price per FCA Equity Warrant equal to €1.00, and all other obligations resulting from the undertakings of the  Company towards any other creditors, including its  bondholders; subject to the definitive effectiveness of the Cross-Border  Merger following the execution by a Dutch civil law notary of the  Dutch notarial deed of Cross-Border Merger, the Company will  be dissolved without liquidation as of the Effective Time; 3. Gives all powers to the members of the Managing Board of the  Company, with the right to sub-delegate, in order, amongst  other things, to: acknowledge, individually or collectively, the completion of the  conditions set out in the Cross-Border Merger Terms and in the  Combination Agreement and, as a consequence, the definitive  completion of the Cross-Border Merger; set the amount of the share capital of the Company (excluding  the Excluded PSA Shares) at the Merger Record Time,  taking into account, in particular, the number of PSA Ordinary  Shares issued in connection with the exercise of equity incentive  award with respect to PSA Ordinary Shares; reiterate, if needed and in any form, the contributions made by  the Company to FCA, draw-up any confirmatory, additional or  rectifying deed which may be necessary, and carry out any  formalities to facilitate the transfer of the assets and liabilities of  the Company to FCA; to execute the pre-merger statement of conformity (déclaration  de conformité) to be filed at the relevant commercial registry,  pursuant to Article L. 236-6 of the French Commercial Code; carry out any formalities and make any declarations to any  government entities or any self-regulatory organizations, as well  as all service of judicial and extrajudicial document to anyone  and, in case of disputes, initiate or pursue any action; more generally, execute any deed or document, elect the place  of the registered office, substitute and delegate all or part of the  conferred powers, and do any useful or necessary things for the  purposes of the definitive completion of the Cross-Border  Merger; and proceed with all acknowledgements, communications and  formalities which would be necessary or useful for the purposes  of the completion of the Cross-Border Merger and the  consecutive dissolution of the Company. GROUPE PSA -  NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 202113

TEXT OF THE PROPOSED RESOLUTIONS SECOND RESOLUTION Removal of the double voting rights The General Meeting, deliberating in accordance with the quorum  and majority requirements applicable to extraordinary general  meetings of shareholders, as a result of the preceding resolution,  after considering the report of the Managing Board and pursuant  to Article L. 225-99 of the French Commercial Code: 1. Approves the removal, subject to the definitive completion of  the Cross-Border Merger and at the Effective Time, of the  double voting rights which will be attached, at this date, to PSA  Ordinary Shares pursuant to Article 11 of the bylaws of the  Company; 2. Acknowledges that, pursuant to Article L. 225-99 of the French  Commercial Code, this decision, to be definitive, requires the  approval of the removal of the double voting rights attached to  the PSA Ordinary Shares by the Special Meeting of  shareholders benefiting from double voting rights; 3. Acknowledges that as a result of this resolution and of the  second resolution submitted to the Special Meeting of  shareholders benefiting from double voting rights, each PSA  Ordinary Share will entitle its holder to one voting right as of  the Effective Time; 4. Acknowledges that the bylaws of the Company will not be  amended as a result of this resolution, the Company being  dissolved as of right at the Effective Time as a result of the  Cross-Border Merger; and 5. Gives all powers to the members of the Managing Board of the  Company, with the right to sub-delegate, in order, amongst  other things, to acknowledge the approval as the case may be  of the removal of the double voting rights attached to the PSA  Ordinary Shares by the Special Meeting of shareholders  benefiting from double voting rights. THIRD RESOLUTION Powers for formalities The General Meeting, deliberating in accordance with the quorum  and majority required by the law, gives all powers to the holder of  an original, a copy or a certified extract of these minutes in order to  carry out any legal submission, publicity or any other formalities or  have them carried out. IMPORTANT NOTICE This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to  exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any  securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in  any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of  securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a  recommendation to any reader of this document. This communication is not a prospectus, product disclosure statement or other  offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.  An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required,  through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission  (“SEC”). A registration statement on Form F-4 was filed with the SEC in connection with the combination of Fiat Chrysler  Automobiles N.V. (“FCA”) and Peugeot S.A. (“PSA”) through a cross-border merger and was declared effective by the SEC on  November 20, 2020, and the prospectus was mailed to the holders of PSA ordinary shares (other than holders of PSA ordinary  shares who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about November 23, 2020. Shareholders of  PSA and FCA who are U.S. persons or are located in the United States are advised to read the registration statement because it  contains important information relating to the proposed transaction. You may obtain free copies of all documents filed with the SEC  regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at  http://www.sec.gov. 14 GROUPE PSA - NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021

REQUEST FOR DOCUMENTS  AND INFORMATION All documents are available on Groupe PSA’s website: www.groupe-psa.com/fr/finance/  actionnaires-individuels/assemblee-generale/ PEUGEOT S.A. EXTRAORDINARY GENERAL  MEETING OF MONDAY, 4 JANUARY 2021 Please return this request to: Société Générale Securities Services  Service Assemblées 32, rue du Champ de Tir CS 30812 - 44308 Nantes Cedex 03 I, the undersigned, Last name (or company name): First name: Address:  No.: Street: No.: Street: Post code: Municipality: Owner of registered shares of Peugeot S.A. And/or bearers shares Peugeot S.A. ask to be sent, pursuant to the provisions of Article R. 225-88 of the French Commercial Code, the documents and information  pertaining to the Extraordinary General Meeting on 4 January 2021 detailed in Article R. 225-83 of the French Commercial Code.  In line with our zero-paper policy, which reflects both our sustainable development commitments and our productivity drive,  the documentation will be emailed to you at the e-address: Documents requested:  in French in English Signed in: 2020 Signature In accordance with Article R. 225-88 (3) of the French Commercial Code, shareholders with registered shares may submit a single  request asking the Company to send them the documents and information referred to in Articles R. 225-81 and R. 225-83 of  the aforementioned Code for each subsequent Shareholders’ General Meeting. Shareholders wishing to take this option should  indicate it on this request. * Pursuant to Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020,  documents can be sent by electronic message, provided that the shareholder indicates, in their request, the electronic address to  which this sending can be done. GROUPE PSA -  NOTICE OF MEETING BROCHURE - EXTRAORDINARY GENERAL MEETING - 4 JANUARY 2021 15

PEUGEOT S.A. Société anonyme (joint stock corporation) governed by a Managing Board and a Supervisory Board with share capital of €894,828,213  Registered office: Route de Gisy - 78140 Velizy Villacoublay - France Trade and Companies Register Versailles B 552 100 554 – Siret 552 100 554 00021 Tel.: + 33 (0)1 57 59 46 26 groupe-psa.com/en This document is printed in France by an Imprim’Vert certified printer  on PEFC certified paper produced from sustainably managed forest.